Exhibit 4.8

CAMTEK LTD. - 2007 Restricted Share Unit Plan

1.	The Plan

1.1

Purpose - The purpose and intent of the Plan is to advance the interests of the Company by affording to selected employees, officers, directors and consultants of the Company or any Affiliated Company an opportunity to acquire a proprietary interest in the Company or to increase their proprietary interest therein, as applicable, by the grant in their favor of RSUs, thus providing such Grantee an additional incentive to become, and to remain, employed and/or engaged by the Company or Affiliated Company, as the case may be, and encouraging such Grantee’s sense of proprietorship and stimulating his or her active interest in the success of the Company and the Affiliated Company by which such Grantee is employed or engaged.

1.2

Effective Date - Subject to the approval of this Plan by the Company’s Board, this Plan shall become effective as of August 5th, 2007, the date upon which it was adopted by the Board, and shall remain in effect until the earlier of (i) its termination by the Board; or (ii) such date on which all of the RSUs available for issuance hereunder shall have been granted and exercised; or (iii) the lapse of 10 years from the Effective Date.

2.	Definitions

In this Plan, the capitalized terms shall have the meanings set forth in Annex A hereto, unless the context clearly indicates to the contrary.

3.	Administration

3.1

This Plan and any Sub-Plans shall be administered by the Board. The Board may appoint a committee which, subject to any applicable limitations imposed by the Companies Law, and/or by any other applicable Law, shall have all of the powers of the Board granted herein (in which event of such limitations, such committee may make recommendations to the Board). Subject to the above, the term “Board” shall, whenever used herein, mean the Board or such appointed committee, as applicable.

3.2

Unless specifically required otherwise under applicable Mandatory Law, the Board shall have sole and full discretion and authority, without the need to submit its determinations or actions to the shareholders of the Company for their approval or authorization, to administer the Plan and any Sub-Plans and all actions related thereto, including without limitation the performance, at any time and from time to time, of any and all of the following:

	3.2.1	the designation of Grantees;

3.2.2

the determination of the terms of each grant of RSUs (which need not be identical), including without limitation the number of RSUs to be granted in favor of each Grantee and the documents to be executed by the grantee;

	3.2.3	the determination of the applicable tax regimes to which the RSUs will be subject;

	3.2.4	the determination of the terms and form of the RSU Notices of Grant (which need not be identical), whether a general form or a specific form with respect to a certain Grantee;

3.2.5

the modification or amendment of the vesting schedules (including by way of acceleration) and/or Exercise Price of RSUs, including without limitation the reduction thereof and either prior to or following their grant; the repricing of RSUs or any other action which is or may be treated as repricing under generally accepted accounting principles; the grant to the holder of an outstanding RSU, in exchange for such RSU, of a new RSU having a purchase price equal to, lower than or higher than the Exercise Price provided in the RSU so surrendered and canceled, and containing such other terms and conditions as the Board may prescribe.

	3.2.6	any other action and/or determination deemed by the Board to be required or advisable for the administration of the Plan and/or any Sub-Plan or RSU Notice of Grant;

	3.2.7	the interpretation of the Plan, any Sub-Plans, and the RSU Notices of Grant; and

3.2.8

the adoption of Sub-Plans, including without limitation the determination, if the Board sees fit to so determine, that to the extent any terms of such Sub-Plan are inconsistent with the terms of this Plan, the terms of such Sub-Plan shall prevail.

	3.2.9	the extension of the period of the Plan or any Sub-Plans.

3.3

The Board may, without shareholder approval, amend, modify (including by adding new terms and rules), and/or cancel or terminate this Plan, any Sub-Plans, and any RSU granted under this Plan or any Sub-Plans, any of their terms, and/or any rules, guidelines or policies relating thereto. Notwithstanding the foregoing, (i) material amendments to the Plan or any Sub-Plans (but not the exercise of discretion under the Plan or any Sub-Plans) shall be subject to shareholder approval to the extent so required by applicable Mandatory Law; and (ii) no termination or amendment of the Plan or any Sub-Plan shall affect any then outstanding RSUs nor the Board’s ability to exercise its powers with respect to such outstanding RSUs granted prior to the date of such termination, unless expressly provided by the Board.

3.4

Unless otherwise determined by the Board, any amendment or modification of this Plan and/or any applicable Sub-Plan and/or RSU Notice of Grant shall apply to the relationship between the Grantee and the Company; and such amendment or modification shall be deemed to have been included, ab initio, in the Plan and any such applicable Sub-Plan and/or RSU Notice of Grant, and shall have full force and effect with respect to the relationship between the Company and the Grantee.

4.	Eligibility

The persons eligible for participation in the Plan as Grantees include employees, officers, directors, consultants of the Company or any Affiliated Company (including persons who are responsible for or contribute to the management, growth or profitability of, or who provide substantial services to, the Company and/or any Affiliated Company). The Board, in its sole discretion shall select from time to time the individuals, from among the persons eligible to participate in the Plan, who shall receive RSUs. In determining the persons in favor of whom RSUs are to be granted, the number of RSUs to be granted thereto and the terms of such grants, the Board may take into account the nature of the services rendered by such person, his/her present and future potential contribution to the Company and/or to the Affiliated Company by which he/she is employed or engaged, and such other factors as the Board in its discretion shall deem relevant.

5.	Pool

The total number of RSUs to be granted pursuant to this Plan shall be one hundred and eighty (180,000), and the Company has reserved up to one hundred and eighty (180,000) authorized but unissued Shares for the purposes of this Plan, subject to adjustment as set forth in Section 12 below.

The Company shall at all times until the expiration or termination of this Plan keep reserved a sufficient number of Shares to meet the requirements of this Plan. Any of such Shares which, as of the expiration or termination of this Plan, remain unissued and not subject to outstanding RSUs, shall at such time cease to be reserved for the purposes of this Plan.

Should any RSU for any reason be terminated or canceled prior to the issuance of its underlying Shares in full, such RSU may be returned to said pool of RSUs and may again be granted under this Plan.

6.	Grant of RSU

6.1	The RSU shall be granted for no consideration.

6.2	Each RSU granted pursuant to this Plan shall be evidenced by an RSU Notice of Grant.

6.3

Each Grantee shall be required to execute, in addition to the RSU Notice of Grant, any and all other documents required by the Company and/or any Affiliated Company, whether before or after the grant of the RSUs (including without limitation any customary documents and undertakings towards a trustee, if applicable, and/or the tax authorities). Notwithstanding anything to the contrary in this Plan or in any Sub-Plan, no RSU shall be deemed granted unless all documents required by the Company and/or any Affiliated Company to be signed by the Grantee prior to or upon the grant of such RSU, shall have been duly signed and delivered to the Company or such Affiliated Company.

6.4	Unless and until an RSU shall have vested in the manner set forth in Section, the Grantee will have no right to receive Exercised Shares and the RSUs will represent an unsecured obligation.

7.	Terms of RSU

Unless otherwise determined by the Board (which determination shall not require shareholder approval unless so required in order to comply with the provisions of applicable Mandatory Law) and provided accordingly in the applicable RSU Notice of Grant, such RSU Notice of Grant shall set forth, by appropriate language, the number of RSUs granted thereunder and the substance of all of the following provisions:

7.1

Exercise Price: The Exercise Price for each Grantee shall be as determined by the Board and specified in the applicable RSU Notice of Grant; provided, however, that unless otherwise determined by the Board (which determination shall not require shareholder approval unless so required in order to comply with Mandatory Law), the Exercise Price shall be no more than the underlying Share’s nominal value. For the removal of any doubt, the Board is authorized (without the need for shareholder approval unless so required in order to comply with Mandatory Law) to determine that the Exercise Price of an RSU is to be $0.00 (zero).

7.2	Vesting and Automatic Exercise:

7.2.1

Unless otherwise determined by the Board with respect to any specific Grantee or to any specific grant, (which determination shall not require shareholder approval unless so required in order to comply with Mandatory Law) and provided accordingly in the applicable RSU Notice of Grant, the RSUs shall vest (become automatically exercised) according to the following 4-year vesting schedule:

Period of Grantee’s Continuous Service from the Start Date:	Portion of Total RSUs that becomes Vested and Exercisable

Upon the completion of a full 12 (twelve) months of continuous Service	¼

Upon the lapse of each full additional 3 (three) month(s) of the Grantee’s continuous Service thereafter, until all the RSU are vested, i.e. 100% of the grant will be vested after 4 years.	1/16

For the purposes hereof, the “Start Date” shall mean the Date of Grant, unless otherwise determined by the Board (which determination shall not require shareholder approval unless so required in order to comply with Mandatory Law) and provided accordingly in the applicable RSU Notice of Grant.

For the purposes of this Section 7.2.1, the term “Service” means a Grantee’s employment or engagement by the Company or an Affiliated Company. A Grantee’s Service shall not be deemed terminated or interrupted solely as a result of a change in the capacity in which the Grantee renders Service to the Company or an Affiliated Company (i.e., as an employee, officer, director, consultant, etc.); nor shall it be deemed terminated or interrupted due solely to a change in the identity of the specific entity (out of the Company and its Affiliated Companies) to which the Grantee renders such Service, provided that there is no actual interruption or termination continuous provision by the Grantee of such Service to any of the Company and its Affiliated Companies. Furthermore, a Grantee’s Service with the Company or Affiliated Company shall not be deemed terminated or interrupted as a result of any military leave, sick leave, or other bona fide leave of absence taken by the Grantee and approved by the Company or such Affiliated Company by which the Grantee is employed or engaged, as applicable; provided, however, that if any such leave exceeds ninety (90) days, then on the ninety-first (91st) day of such leave the Grantee’s Service shall be deemed to have terminated unless the Grantee’s right to return to Service with the Company or such Affiliated Company is secured by statute or contract. Notwithstanding the foregoing, unless otherwise designated by the Company or Affiliated Company, as the case may be, or required by law, time spent in a leave of absence shall not be treated as time spent providing Service for the purposes of calculating accrued vesting rights under the vesting schedule of the RSUs. Without derogating from the aforesaid, the Service of a Grantee to an Affiliated Company shall also be deemed terminated in the event that such Affiliated Company for which the Grantee performs Service ceases to fall within the definition of an “Affiliated Company” under this Plan, effective as of the date said Affiliated Company ceases to be such.

In all other cases in which any doubt may arise regarding the termination of a Grantee’s Service or the effective date of such termination, or the implication of absences of Service on vesting, the Company, in its discretion, shall determine, whether the Grantee’s Service has terminated, and the effective date of such termination, and the implications, if any, on vesting.

7.2.2

Immediately upon the vesting of each RSU, such RSU shall automatically vest into an Exercised Share of the Company, and, unless otherwise determined by the Board, the Grantee shall pay to the Company its nominal value as a precondition to any issuance of such Exercised Share, by means of set-off and deduction at source of said Exercise Price multiplied by the number of Exercised Shares, from any amount to which the Grantee may be entitled from the Company, including without limitation from any salary, fee, severance payment, etc.

However, the Company shall have the full authority in its discretion to determine at any time that the nominal value shall not be paid and that the Company shall capitalize applicable profits or take any other action to ensure that it meets any requirement of applicable law regarding issuance of shares for consideration that is lower than the nominal value of such Shares.

As soon as administratively practicable (which generally could be at least 3 business days) following the vesting of any RSU and without any notification by the Grantee, the Company shall issue the underlying Exercised Share(s) to the Grantee.

	7.2.3	Issuance and delivery of Exercised Shares shall be made in whole Shares only.

7.3	Effect of Merger Transaction

Notwithstanding anything to the contrary contained in this Plan, in the event of a merger of the Company with or into another corporation, or the sale of all or substantially all the assets or shares of the Company (such merger or sale: a “Merger Transaction”), the surviving or acquiring entity, as the case may be, or its respective parent company or subsidiary (the “Successor Entity”) may either assume the Company’s rights and obligations under outstanding RSUs or substitute the outstanding RSUs, as follows:

(a)

For purposes of this Section 7.3, the outstanding RSU shall be deemed assumed or substituted by the Successor Entity if, following the consummation of the Merger Transaction, the outstanding RSU confer the right to receive, for each share underlying any outstanding RSU immediately prior to the consummation of the Merger Transaction, the same consideration (whether shares, cash or other securities or property) to which an existing holder of a Share on the effective date of consummation of the Merger Transaction was entitled; provided, however, that if the consideration to which such existing holder is entitled comprises consideration other than or in addition to securities of the Successor Entity, then the Board may determine, with the consent of the Successor Entity, that the consideration to be received by the Grantees for their outstanding RSU will comprise solely securities of the Successor Entity equal in their market value to the per share consideration received by the holders of shares in the Merger Transaction.

(b)

In the event that the Successor Entity neither assumes nor substitutes all of the outstanding RSU of a Grantee, then all outstanding RSUs shall be exercised in full as of immediately prior to the closing of the Merger Transaction, without regard to the vesting terms thereof.

7.4	Conditions of Issuance

Notwithstanding any other provision of this Plan, the Company shall have no obligation to issue or deliver Shares under the Plan unless the issuance and delivery of the underlying Shares comply with, and do not result in a breach of, all applicable laws, to the satisfaction of the Company in its sole discretion, and have received, if deemed desirable by the Company, the approval of legal counsel for the Company with respect to such compliance. The Company may further require the Grantee to satisfy any qualifications that may be necessary or appropriate, to evidence compliance with applicable laws. Without derogating from the above, if the Company shall at any time determine that any legal, administrative or other required consent is necessary or desirable as a condition of, or in connection with, the issuance or transfer of Shares or the taking of any other action in connection with the RSU or the Plan, then such action shall not be taken, in whole or in part, unless and until such consent shall have been effected or obtained to the full satisfaction of the Company, or the Company may require that such action be taken only to the extent and in such manner as to make such Consent unnecessary.

Furthermore, no Share shall be issued by virtue of a vested RSU, until the Company has been provided with confirmation by the applicable tax authorities or is otherwise under a tax arrangement, which either: (a) waives or defers the tax withholding obligation with respect to such exercise and issuance; or (b) confirms receipt of the payment of all the tax due with respect to such exercise; or (c) confirms the conclusion of another arrangement with the Grantee regarding the tax amounts, if any, that are to be withheld by the Company or any Affiliated Company under Law with respect to such exercise, and which arrangement is satisfactory to the Company. If such confirmations/exemptions/arrangements are not available under the tax subjections of the Grantee, the Company shall be entitled to require as a condition of issuance that the Grantee remit an amount sufficient to satisfy all federal, state and other governmental withholding tax requirements related thereto. A determination of the Company’s counsel that a withholding tax is required in connection with the issuance of the Exercised Shares shall be conclusive for the purposes of this requirement condition.

8.	Transferability

8.1	The RSUs are not publicly traded.

8.2

Neither the RSUs nor any of the rights in connection therewith shall be assignable, transferable, made subject to attachment, lien or encumbrance of any kind, and the Grantee shall not grant with respect thereto any power of attorney or transfer deed, whether valid immediately or in the future.

8.3

Following the issuance of the Exercised Shares by virtue of the Vested RSUs, the Exercised Shares shall be transferable; provided, however, that the transfer of Exercised Shares by the Grantee may be subject to applicable securities regulations, lock-up periods, market stand-off provisions, and such other conditions and restrictions as may be included in the Company’s Articles, the Plan, any applicable Sub-Plan, the applicable RSU Notice of Grant, and/or any conditions and restrictions included in the Company’s Securities Law Compliance Manual, all as determined by the Board in its discretion. Upon request by the Company, a Grantee shall execute any agreement or document evidencing such transfer restrictions prior to the receipt of Exercised Shares hereunder.

9.	Termination of RSU

9.1

Upon the termination of a Grantee’s Service for any reason whatsoever, any RSUs granted in favor of such Grantee which are not Vested RSUs, shall immediately terminate and become null and void, and will be automatically forfeited.

9.2

Notwithstanding anything to the contrary herein, upon the issuance of a court order declaring the bankruptcy of a Grantee, or the appointment of a receiver or a provisional receiver for a Grantee, or over the Grantee’s assets, or any material part thereof, or upon making a general assignment for the benefit of his creditors, any outstanding RSUs issued in favor of such Grantee (whether vested or not) shall immediately terminate and become forfeited and become null and void, and shall entitle neither the Grantee nor the Grantee’s receiver, successors, creditors or assignees to any right in or towards the Company in connection with the same, and all interests and rights of the Grantee or the Grantee’s receiver, successors, creditors or assignees in and to the same, if any, shall expire.

10.	Rights as Shareholder

It is hereby clarified that until the Shares subject to RSU, are issued, no right to vote or receive dividends or any other rights as a shareholder, shall exist with respect to the Shares.

11.	Liquidation

In the event that the Company is liquidated or dissolved while RSUs remain outstanding under the Plan, then such outstanding RSUs shall be exercised in full as of immediately prior to the effective date of such liquidation or dissolution of the Company, without regard to the vesting terms thereof.

12.	Adjustments

The number of Shares underlying each outstanding RSU, together with those Shares otherwise reserved for the purposes of this Plan as provided in Section 5 above shall be proportionately adjusted for any increase or decrease in the number of Shares resulting from a reorganization of the share capital of the Company by a stock split, reverse stock split, combination or reclassification of the shares, as well as for a distribution of bonus shares, in the same manner as if the Grantee held Shares.

Furthermore, in the event that the Company shall distribute cash or dividend in kind, the Board, at its sole and absolute discretion, may resolve either: (i) that the number of Shares underlying each outstanding RSU, together with those Shares otherwise reserved for the purposes of this Plan as provided in Section 5 above, shall be proportionately adjusted, such that the total value of the Shares underlying each RSU immediately following such distribution shall be increased, and shall equal the value of one Share, immediately prior to the distribution of such cash or other similar dividend. The calculation of said change in the value of the Shares shall correspond to the reduction in the price of a Share as a result of such distribution as recorded by stock exchange or electronic securities trading system (e.g., if the Company distributes a 2$ per share cash or other similar divided at a time when the Company’s share price is $5.5 per share, and as a result of such distribution, the share price is reduced to $3.5 per share, then the number of shares underlying each RSU shall be 1.57 instead of 1); or (ii) that in lieu of the abovementioned adjustment, the amount or kind of dividend that would have been distributed to the Grantee with respect to the Shares underlying each outstanding RSU, will be distributed to the Grantee together with the Exercised Shares (to the extent that such RSUs vest), in which case the Grantee’s rights to such dividend shall be solely that of an unsecured general creditor of the Company.. The Board shall be entitled to make all necessary arrangements to enable such distribution, until such time when the Grantee is entitled to exercise the RSUs in accordance with the terms of the Plan.

Such adjustments shall be made by the Board, whose determination in this matter shall be final, binding and conclusive. No fractional Shares will be issued.

All provisions applying to the Exercised Shares shall apply to all Shares received as a result of an adjustment as described above.

13.	No Interference

Neither the Plan nor any applicable Sub-Plan or RSU Notice of Grant shall affect, in any way, the rights or powers of the Company or its shareholders to make or to authorize any sale, transfer or change whatsoever in all or any part of the Company’s assets, obligations or business, or any other business, commercial or corporate act or proceeding, whether of a similar character or otherwise; any adjustments, recapitalizations, reorganizations or other changes in the Company’s capital structure or business; any merger or consolidation of the Company; any issue of bonds, debentures, or shares; or the dissolution or liquidation of the Company; and none of the above acts or authorizations shall entitle the Grantee to any right or remedy, including without limitation any right of compensation for dilution resulting from any issuance of shares or of any other securities in the Company to any person or entity whatsoever.

14.	No Employment/Engagement/Continuance of Service Obligations

Nothing in the Plan, in any applicable Sub-Plan or RSU Notices of Grant, or in any RSU granted hereunder shall be construed as guaranteeing the Grantee’s continuous employment, engagement or service with the Company or any Affiliated Company, and no obligation of the Company or any Affiliated Company as to the length of the Grantee’s employment, engagement or service or as to any other term of employment, engagement or service shall be implied by the same. The Company and its Affiliated Companies reserve the right to terminate the employment, engagement or service of any Grantee pursuant to such Grantee’s terms of employment, engagement or service and any law.

15.	No Representation

The Company does not and shall not, through this Plan or any applicable Sub-Plan or RSU Notice of Grant, make any representation towards any Grantee with respect to the Company, its business, its value or either its shares in general or the Exercised Shares in particular.

Each Grantee, upon entering into the applicable RSU Notice of Grant, shall represent and warrant toward the Company that his consent to the grant of the RSU issued in his/her favor and the exercise (if so exercised) thereof, neither is nor shall be made, in any respect, upon the basis of any representation or warranty made by the Company or by any of its directors, officers, shareholders or employees, and is and shall be made based only upon his/her examination and expectations of the Company, on an “as is” basis. Each Grantee shall waive any claim whatsoever of “non-conformity” of any kind, and any other cause of action or claim of any kind with respect to the RSU and/or their underlying Shares.

16.	Tax Consequences

16.1

Any and all tax and/or other mandatory payment consequences arising from the grant of any RSU, the issuance of any Exercised Shares or the transfer of the Exercised Shares to the Grantee, the sale of the Exercised Shares by the Grantee, or from any other event or act in connection therewith (including without limitation, in the event that the RSUs do not qualify under the tax classification/tax track in which they were intended) (whether of the Company, any Affiliated Company, the trustee, if applicable, or the Grantee), shall be borne solely by the Grantee. The Grantee shall indemnify the Company, any applicable Affiliated Company and the trustee, if applicable, or any one thereof, and hold them harmless from and against any and all liability in relation with any such tax and/or other mandatory payments or interest or penalty thereon, including without limitation liabilities relating to the necessity to withhold, or to have withheld, any such tax and/or other mandatory payments from any payment made to the Grantee.

16.2

The Company, any Affiliated Company and the trustee, if applicable, may each withhold (including at source), deduct and/or set-off, from any payment made to the Grantee, the amount of the tax and/or other mandatory payment the withholding of which is required with respect to the RSU and/or the Exercised Shares under any applicable Law. The Company or an Affiliated Company may require the Grantee, through payroll withholding, cash payment or otherwise, to make adequate provision for any such tax withholding obligations of the Company, Affiliated Company or trustee, if applicable, arising in connection with the RSUs or the Exercised Shares. Without derogating from the aforesaid, each Grantee shall provide the Company and/or any applicable Affiliated Company with any executed documents, certificates and/or forms that may be required from time to time by the Company or such Affiliated Company in order to determine and/or establish the tax liability of such Grantee.

17.	Non-Exclusivity of the Plan

The adoption by the Board of this Plan and any Sub-Plans shall not be construed as amending, modifying or rescinding any previously approved incentive arrangements, or as creating any limitations on the power of the Board to adopt such other incentive arrangements as it may deem desirable, including without limitation the grant of Shares and/or options for shares in the Company otherwise than under the Plan, and such arrangements may be either applicable generally or only in specific cases.

ANNEX A

Capitalized Terms used in the Camtek Ltd. 2007 Restricted Stock Unit Plan, shall have the meanings set forth below:

1.1

“Affiliated Company” – means any present or future entity (a) which holds a controlling interest in the Company; (b) in which the Company holds a controlling interest; (c) in which a controlling interest is held by another entity, who also holds a controlling interest in the Company; or (d) which has been designated an “Affiliated Company” by resolution of the Board.

1.2	“Board” - the Board of Directors of the Company.

1.3	“Companies Law” – the State of Israel’s Companies Law, 5759 – 1999, as amended from time to time, and the rules and regulations promulgated thereunder.

1.4	“Company” - Camtek Ltd.

1.5

“Date of Grant” – the date determined by the Board to be the effective date of the grant of RSU to a Grantee, or, if the Board has not determined such effective date, the date of the resolution of the Board approving the grant of such RSU.

1.6	“Exercise Price” - the price to be paid for the exercise of each RSU.

1.7	“Exercised Shares” - Shares issued pursuant to the vesting of the RSUs.

1.8	“Grantee” – any person or entity to whom an RSU is granted.

1.9

“Law” – federal, state and/or foreign, laws, rules and/or regulations and/or rules, regulations, guidelines and/or requirements of any relevant securities and exchange and/or tax commission and/or authority and/or any relevant stock exchange or quotations systems.

1.10	“Mandatory Law” – provisions of Law which may not be contrarily addressed or regulated by the determination and/or consent of the Company and/or other parties.

1.11	“Merger Transaction” - as defined in Section 7.3 herein.

1.12	“Plan” - this 2007 Restricted Share Unit Plan, as may be amended from time to time by the Board as set forth herein.

1.13	“RSU(s)” – a Restricted Share Unit granted within the framework of this Plan, each of which imparts the right, subject to the terms of the Plan, to one Share.

1.14

“RSU Notice of Grant” - with respect to any Grantee - a written notice or other written instrument, executed by and between the Company and the Grantee, which shall set forth the terms and conditions with respect to the RSU.

1.15	“Share(s)” - Ordinary Share(s) of the Company, par value of NIS 0.01 each, to which are attached the rights specified in the Company’s Articles, as may be amended from time to time

1.16	“Start Date” – as defined in Section 7.2 herein.

1.17

“Sub-Plan” - any supplements or sub-plans to the Plan adopted by the Board, applicable to Grantees employed in a certain country or region or subject to the laws of a certain country or region, as deemed by the Board to be necessary or desirable to comply with the laws of such region or country, or to accommodate the tax policy or custom thereof, which, if and to the extent applicable to any particular Grantee, shall constitute an integral part of the Plan.

1.18

“Vested RSU(s)” – that portion of the RSUs which the Grantee is entitled to be issued Shares by virtue thereof, in accordance with the provisions of Section 7.2 of the Plan or, if inconsistent with the provisions of Section 7.2 of the Plan - the provisions of the RSU Notice of Grant of such Grantee.